SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Speedus Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

847723103

(CUSIP Number)

Arthur P. Havighorst II, Esq. 1 Dag Hammarskjold Blvd. Freehold NJ 07728 (732) 300-1480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Bruce Kraus Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

October 24, 2007 (See introductory note on Page 4)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 2 of 13 pages

SCHEDULE 13D

CUSIP No. 847723103	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Shant S. Hovnanian
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,247,012
	8	SHARED VOTING POWER 1,560,000
	9	SOLE DISPOSITIVE POWER 3,247,012
	10	SHARED DISPOSITIVE POWER 1,560,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,807,012
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN
Page 3 of 13 pages

SCHEDULE 13D

CUSIP No. 847723103	Page 3 of 13 Pages

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Hilde Jenssen Hovnanian, Trustee of (i) the Vahak W. Hovnanian Asset Trust,
(ii) the Paris J. Hovnanian Asset Trust and (iii) the Charentz J. Hovnanian Asset Trust

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NORWAY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,560,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,560,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN
Page 4 of 13 pages

Introductory Note

                This statement on Schedule 13D (this “Schedule 13D”) is being filed to (a) report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Speedus Corp., a Delaware corporation (the “Company”), in excess of 5% of the total amount of Common Stock outstanding by (i) Shant S. Hovnanian, Chairman of the Board of Directors, President and Chief Executive Officer of the Company (“Mr. Hovnanian”) and (ii) by the spouse of Mr. Hovnanian, Hilde Jenssen Hovnanian, in her capacity as trustee of the Trusts (as defined below in Item 2) and (b) bring Mr. Hovnanian’s Section 13 filings up-to-date as detailed in Exhibits 99.1 and 99.2. As described below in Item 3, Hilde Jenssen Hovnanian may be deemed to have acquired beneficial ownership of 1,560,000 shares of Company Stock in her capacity as trustee of the Trusts as a result of Mr. Hovnanian’s gift of such shares to the Trusts on October 24, 2007 (the “Transaction”).

Item 1.	Security and Issuer.

                This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Act. The address of the principal executive offices of the Company is 9 Desbrosses Street, Suite 402, New York, New York 10013.

Page 5 of 13 pages

Item 2.	Identity and Background.

                (a)           This statement on this Schedule 13D is being filed on behalf of (i) Mr. Hovnanian, the settlor of the (a) Vahak W. Hovnanian Asset Trust (the “VWH Trust”), (b) Paris J. Hovnanian Asset Trust (the “PJH Trust”) and (c) Charentz J. Hovnanian Asset Trust (the “CJH Trust” and, together with the VWH Trust and the PJH Trust, the “Trusts” and each a “Trust”) and (ii) Hilde Jenssen Hovnanian, in her capacity as trustee of the Trusts (the “Trustee”). Mr. Hovnanian and the Trustee may also be referred to in this Schedule 13D as the “Reporting Persons.”

                (b)           The address of the principal business and the principal office of Mr. Hovnanian is 9 Desbrosses Street, Suite 402, New York, New York 10013. The address of the principal business and the principal office of the Trustee is c/o Arthur P. Havighorst II, Esq., 1 Dag Hammarskjold Blvd., Freehold NJ 07728.

                (c)           Mr. Hovnanian is employed by the Company, where he serves as the Chairman of the Board of Directors, President and Chief Executive Officer.

                The Trustee is employed as Managing Director of Business Development at Pomegranate Capital, LLC, a fund of hedge funds whose principal office is 145 E. 57th Street, 10th Floor New York, New York 10022.

                (d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 6 of 13 pages

                (e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)            Mr. Hovnanian is a citizen of the United States of America. The Trustee is a citizen of Norway.

Item 3.	Source and Amount of Funds or Other Consideration.

                Consistent with the gift of shares of Common Stock to the Trusts described above in the Introductory Note, no shares of Common Stock were purchased in connection with the Transaction. Mr. Hovnanian made a gift of 1,560,000 shares of Common Stock (the “Gift Shares”) to the Trusts on October 24, 2007. In accordance with the terms and conditions of the Trust Agreement described below in Item 6, the Gift Shares were equally divided among each of the three Trusts. Since the Trusts received the Gift Shares in the form of a gift, no funds or consideration were furnished by the Trusts to Mr. Hovnanian.

                Mr. Hovnanian acquired beneficial ownership of the shares of Common Stock which he may be deemed to beneficially own in connection with his role as founder of the Company.

Page 7 of 13 pages

Item 4.	Purpose of Transaction.

                The Gift Shares were donated by Mr. Hovnanian to the Trusts for estate planning purposes. Except as may otherwise be set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, the

Page 8 of 13 pages

Reporting Persons retain their rights to carry on their day-to-day business operations and modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer.

                (a) & (b) Ownership and power over disposition:

                A. Mr. Hovnanian:

                (a) Amount beneficially owned: As of the date of this Schedule 13D, Mr. Hovnanian may be deemed to beneficially own 4,807,012 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Hovnanian include (i) options to purchase (“Company Options”) 1,033,100 shares of Common Stock pursuant to the Company’s Stock Incentive Plans (as defined below in Item 6), all of which are fully vested and exercisable, (ii) 137,500 shares of Common Stock owned by trusts for Mr. Hovnanian’s minor children for which Mr. Hovnanian, as custodian, has sole voting power, (iii) the Gift Shares transferred to the Trusts, (iv) 52,088 shares of Common Stock owned by an IRA established for the benefit of Mr. Hovnanian and (v) 67,695 shares of Common Stock owned by a corporation majority-owned by Mr. Hovnanian. Beneficial ownership of the Gift Shares is being reported hereunder because Mr. Hovnanian may be deemed to have

Page 9 of 13 pages

beneficial ownership of such shares resulting from the fact that his spouse is the Trustee of the Trusts.

                (b)  Percent of class: In the aggregate, the shares of Common Stock which may be deemed to be beneficially owned by Mr. Hovnanian represent 28.3% of the total 17,000,740 outstanding shares of Common Stock. This number of total outstanding shares of Common Stock equals the aggregate sum of (1) 15,967,640 shares of such stock outstanding as of October 5, 2007, as reported in the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 19, 2007, and (2) shares of Common Stock that would be received on the exercise of Mr. Hovnanian’s Company Options to purchase 1,033,100 shares of Common Stock pursuant to the Company’s Stock Incentive Plans, all of which are fully vested and exercisable.

                (c)  Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:
3,247,012

(ii)	Shared power to vote or direct the vote:
1,560,000

(iii)	Sole power to dispose or direct the disposition:
3,247,012

(iv)	Shared power to dispose or direct the disposition:
1,560,000

B. The Trustee: (a) Amount beneficially owned: As of the date of this Schedule 13D, the Trustee may be deemed to beneficially own the
Page 10 of 13 pages

1,560,000 shares of Common Stock donated by Mr. Hovnanian to the Trusts.

                (b) Percent of class: In the aggregate, these shares represent 9.8% of the total outstanding shares of Common Stock, based on a total of 15,967,640 shares of such stock outstanding as of October 5, 2007, as reported in the Company’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 19, 2007.

                (c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:
- 0 -

(ii)	Shared power to vote or direct the vote:
1,560,000

(iii)	Sole power to dispose or direct the disposition:
- 0 -

(iv)	Shared power to dispose or direct the disposition:
1,560,000

                (c)         Transaction History

                A. Mr. Hovnanian:

                The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by Mr. Hovnanian since the Company’s initial public offering are set forth on Exhibits 99.1 and 99.2 attached hereto. Other than (1) the grants of Company Options described below in Item 6 and (2) the various gifts of shares of Company Stock made by Mr. Hovnanian since the Company’s initial public offering, all such transactions were effected in open market transactions.

Page 11 of 13 pages

                B. The Trustee:

                Not applicable.

                (d)           Except as set forth herein, no person other than each Reporting Person referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13D.

                (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 99.3 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

                The Shant S. Hovnanian Asset Trust Agreement (the “Trust Agreement”) was entered into by Mr. Hovnanian and the Trustee, who is Mr. Hovnanian’s spouse, on October 8, 2007 for estate planning purposes. The Trust Agreement created three (3) separate, irrevocable, New York statutory trusts for the benefit of Mr. Hovnanian’s children: (i) the VWH Trust, a separate trust for the benefit of Mr. Hovnanian’s son, Vahak W. Hovnanian, (ii) the PJH Trust, a second separate trust for the benefit of Mr. Hovnanian’s daughter, Paris J. Hovnanian and (iii) the CJH Trust, a third separate trust for the benefit of Mr. Hovnanian’s son, Charentz J. Hovnanian. The principal office of each of the Trusts

Page 12 of 13 pages

is c/o Arthur P. Havighorst II, Esq., 1 Dag Hammarskjold Blvd., Freehold NJ 07728.

                The beneficiaries of the Trusts are collectively referred to as “Trust Beneficiaries” and each individual beneficiary is referred to as a “Trust Beneficiary”. The Trust Agreement grants the Trust Beneficiaries a “power of withdrawal” that permits each Trust Beneficiary to withdraw, on an annual basis, from their respective Trust the lesser of (x) the fair market value of all inter vivos additions to such Trust during the calendar year and (y) the maximum dollar amount that can be excluded as a taxable gift to such Trust Beneficiary at the time of the inter vivos addition under Section 2503(b) of the Internal Revenue Code, as amended (the “Code”), including any gift tax exclusion under that Section that may be attributable to a spouse’s joinder in the gift pursuant to Section 2513 of the Code (whether or not such spouse makes an election pursuant to Section 2513 of the Code with respect o such gift); provided, however, the donor of any inter vivos addition may, among other things, exclude any Trust Beneficiary who would otherwise be entitled to exercise a power of withdrawal from exercising such power.

                Under the Company’s 1995 Stock Incentive Plan, as amended, and 2005 Stock Incentive Plan (collectively, the “Stock Incentive Plans”), which are attached hereto as Exhibits 99.4 and 99.5, Mr. Hovnanian has been granted options to purchase 1,033,100 shares of Common Stock (the “Option Grants”), of which all have vested as of the date hereof. The table attached hereto as Exhibit 99.2

Page 13 of 13 pages

sets forth certain information with respect to such Option Grants. Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1.	Attached hereto as Exhibit 99.1 is a description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by Mr. Hovnanian.

Exhibit 99.2.	Attached hereto as Exhibit 99.2 is a description of Mr. Hovnanian’s Option Grants in connection with the Company’s Stock Incentive Plans.

Exhibit 99.3.	Attached hereto as Exhibit 99.3 is the Joint Filing Agreement, dated as of November 1, 2007, by and among Shant S. Hovnanian and Hilde Jenssen Hovnanian, as Trustee of (i) the Vahak W. Hovnanian Asset Trust, (ii) the Paris J. Hovnanian Asset Trust and (iii) the Charentz J. Hovnanian Asset Trust.

Exhibit 99.4.	Attached hereto as Exhibit 99.4 is the Company’s Amended and Restated 1995 Stock Incentive Plan, dated as of October 28, 2004.

Exhibit 99.5.	Attached hereto as Exhibit 99.5 is the Company’s 2005 Stock Incentive Plan, dated as of October 3, 2005.
Page 14 of 13 pages

SIGNATURES After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Shant S. Hovnanian

Dated: November 5, 2007	Shant S. Hovnanian

/s/ Hilde Jenssen Hovnanian

Dated: November 5, 2007	Hilde Jenssen Hovnanian, Trustee of the Vahak W. Hovnanian Asset Trust, the Paris J. Hovnanian Asset Trust and the Charentz J. Hovnanian Asset Trust